

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Mr. Kevin Cummings
President and Chief Executive Officer
Investors Bancorp, Inc.
100 JFK Parkway
Short Hills, New Jersey 07078

> **Re:** **Investors Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 000-51557**

Dear Mr. Cummings:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 65

1. We note reference in the third paragraph of your audit report to your financial statements as of December 31, 2011 and 2010 being presented fairly, in all material respects. Please confirm, if true, that this report covers all periods included in the financial statements, including the period ended December 31, 2012, and ensure that all future filings include the appropriate periods covered by the audit report.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 11. Fair Value Measurements, page 37

2. We note your disclosures beginning on page 38 of the assets measured at fair value on a nonrecurring basis which have utilized Level 3 assets. Considering the wide range of the unobservable inputs used for impaired loans, other real estate owned, and mortgage servicing rights, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Benjamin Phippen

                                        Benjamin Phippen
                                        Staff Accountant